Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605

Rockwall, Texas 75087

(972) 722-7351

December 11, 2007

Ms. Indira Lall

Mr. H. Christopher Owings

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Surface Coatings, Inc.

Form SB-1/A

File No. 333-145831

Dear Ms. Kim and Mr. Anderegg:

Following are responses to your comment letter dated September 27, 2007.

Cover Page of the Prospectus

1.

We have revised to disclose that the officers will, after the offering, continue to control sufficient shares to control the company.

Prospectus Summary

2.

The focus in this section has been revised to be on a summary of the company’s operations

3.

The website of the company has been included

4.

Financial data for all periods presented has been included

Risk Factors

5.

The subheading on page 3 referencing developing software has been changed (page 3)

6.

We have removed the word ‘substantial’ from the risk factor of the officers controlling the company (page 3)

7.

We have revised this risk factor to reflect whether we will have to raise additional funds in the next 12 months (page 4)

8.

We have included a risk factor on the nature of our business (page 3)

Plan of Distribution

9.

Disclosure has been made about purchaser’s rights if there is a change in one of the material terms after the registration becomes effective. We understand this. (page 8)

10.

The offering will end on September 28, 2008. This is reflected throughout the document (cover page and page 8)

11.

We have added a time period in which the certificates will be delivered (page 8)

12.

We have added that if the minimum is not raised by the date of the end of the offering period, the funds will be returned by the end of the next business day. We understand this (page 8)

Use of Proceeds

13.

We have described what “blue sky” fees are (page 9)

14.

The further reference to a discussion of ‘use of proceeds’ has been removed (page 9)

15.

We have provided more detail about how we will use the website to develop new markets (page 9 - 10)

Description of Business

16.

The defined terms have been removed (page 10)

17.

This section has been revised and expanded (pages 10)

18.

We have expanded our reference to 3M (page 17)

19.

We have disclosed our reliance / non-reliance on suppliers (page 17)

20.

We have added disclosure on the Company’s competitive position  and methods of competition (page 17)

21.

The seasonal aspects of our business have been described (page 18)

Management’s Discussion and Plan of Operations

22.

This section has been revised per your comments (page 19)

23.

This section has been expanded (page 19)

24.

This section has been revised per your comments (page 19)

25.

This section has been revised per your comments (page 19)

26.

We have addressed critical accounting estimates per your comment in the notes to the financial statements

Description of Property

27.

The adequacy of our facilities has been addressed (page 20)

Directors, Executive Officers and Significant employees

28.

The work experience of Mr. Pietrykowski has been expanded (page 21)

Interest of Management and Others in certain transactions

29.

The identity of the party referred to in Note 3 of the financials has been disclosed (page 22)

Other Expenses of Issuance and Distribution

30.

We have disclosed whether we have any policy to indemnify officers and directors

Signatures

31.

The signature date now agrees with the filing date

Exhibits

32.

The updated consent is from The Hall Group CPA’s

Financial Statements

Statement of Income

Comments 33 – 54

The auditor has provided financials with answers to all your commnets

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Richard Pietrykowski

Richard Pietrykowski

President